

Sustainable Entrepreneurship Report 2004

Wolters Kluwer

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Forward-Looking Statements This Sustainable Entrepreneurship Report contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Sustainable Entrepreneurship Report 2004

Wolters Kluwer continues to take actions worldwide to ensure sustainable growth for its stakeholders.

Wolters Kluwer

The Professional's First Choice

Wolters Kluwer aspires to be *The Professional's First Choice* to provide the information, tools, and solutions to help professionals make their most critical decisions effectively and improve their productivity. Because we are innovative and forward-looking, we use the latest technologies to customize the products and services we provide to our customers, ensuring that we deliver the solutions they need, when and how they need them.



Table of Contents

Corporate Profile

The Professional's First Choice

Wolters Kluwer is a leading multinational publisher and information services company. Wolters Kluwer is continuously engaged in an ongoing exchange of expertise and ideas with its customers about their work. This partnership in innovation is at the heart of meeting our commitment to them. Our goal is to create innovative, efficient, and productive solutions by combining deep knowledge of their professional workflows with emerging technologies. When we succeed at this, we are *The Professional's First Choice*, and this is our ultimate commitment to the professionals we serve.

2004 Facts

Revenues:	€3.3 billion
Employees:	18,400
Markets:	Health, Corporate Services, Finance, Tax, Accounting, Law, Regulation, and Education
Operations:	Europe, North America, and Asia Pacific
Headquarters:	Amsterdam, the Netherlands
Stock listing:	Euronext Amsterdam: WLSNC.AS, stock code 39588, ISIN code NL0000395887; included in the AEX and Euronext 100 indices



Health

FTEs 2,164 (average)

Revenues 2004:
EUR 623 million
USD 775 million

Major brands
- *Adis*
- *Facts & Comparisons*
- *Lippincott Williams & Wilkins*
- *Medi-Span*
- *Ovid*

Corporate & Financial Services

FTEs 2,789 (average)

Revenues 2004:
EUR 437 million
USD 544 million

Major brands
- *Bankers Systems*
- *CCH CORSEARCH*
- *CCH Insurance Services*
- *CCH Wall Street*
- *CT Corporation*
- *GainsKeeper*
- *Summation Technologies*
- *TyMetrix*
- *UCC Direct Services*
- *VMP Mortgage Solutions*

Tax, Accounting & Legal

FTEs 4,115 (average)

Revenues 2004:
EUR 596 million
USD 741 million

Major brands
- *Aspen*
- *CCH INCORPORATED*
- *CCH Asia Pacific*
- *Kluwer Law International*
- *ProSystem fx*

Legal, Tax & Regulatory Europe

FTEs 7,731 (average)

Revenues 2004:
EUR 1,296 million
USD 1,611 million

Major brands
- *ASPI*
- *CompLex Kiadó*
- *Croner*
- *IPSOA*
- *IURA*
- *Kluwer*
- *La Ley*
- *Lamy*
- *LEX*
- *Luchterhand*
- *Norstedts Juridik*
- *Teleroute*

Education

FTEs 1,378 (average)

Revenues 2004:
EUR 309 million
USD 384 million

Major brands
- *Bildungsverlag EINS*
- *digital spirit*
- *Liber*
- *Müszaki*
- *Nelson Thornes*
- *Wolters-Noordhoff*
- *Wolters Plantyn*

WOLTERS KLUWER SERVES PROFESSIONALS INCLUDING:

- doctors, nurses, other medical specialists, and hospitals
- pharmacists and pharmaceutical companies
- accountants, lawyers, fiscal and tax advisors
- banking, insurance, business executives, and securities professionals
- professors, teachers, students, and educational institutions

Chairman's Foreword

Professionals all over the world turn to Wolters Kluwer for up-to-date information to help them make effective, critical decisions. The leading position Wolters Kluwer holds in many of its markets carries responsibility: first and foremost, to ensure that the information we provide is accurate, high quality, and easily accessible. And, as a globally operating, stock-listed company, Wolters Kluwer has responsibilities to its stakeholders, including the communities and countries in which it operates. Striking the optimal balance between all our stakeholders' needs in both the short and longer term is key to developing in a sustainable way.



In this, our first Sustainable Entrepreneurship Report, we examine and report on the sustainability initiatives and behavior throughout Wolters Kluwer during 2004. Until now, sustainable entrepreneurship efforts within Wolters Kluwer have been almost exclusively the domain of local business units. In moving to a more centralized business model, we encourage continued community participation at the local level while developing a more transparent and comprehensive reporting structure and strategy for sustainability at a Company level.

At Wolters Kluwer, our commitment to supporting the work processes and development of the professionals we serve, as well as the spreading of accurate information, is a sustainable undertaking in its own right. By fostering, monitoring, and sharing all dimensions of sustainable entrepreneurship, we will be able to ensure future growth for all our stakeholders. This commitment is also the core of our three-year strategy to deliver sustainable growth.

Our business principles and our company values - customer focus, innovation, accountability, integrity, and value creation - continue to drive Wolters Kluwer to a common culture; a culture that stimulates the unified goal of winning through the practice of our principles and values, while at the same time cultivating and making the most of our rich diversity.

The steps made in compiling this Report also form a strong foundation for globalizing our sustainability actions by helping us consolidate our local efforts, improve our corporate health, and better report on our many durable activities. Therefore, on behalf of Wolters Kluwer management and employees worldwide, I am very pleased to present this Report and look forward to sharing our future progress with you.

Nancy McKinstry

Nancy McKinstry
CEO and Chairman of the Executive Board

Scope of the Report

Wolters Kluwer's main impact upon society, the economy, and the environment comes from the products and services that it creates. In this, our first Sustainable Entrepreneurship Report, we look at Wolters Kluwer's 2004 performance in terms of the three main dimensions of sustainable entrepreneurship - social, economic, and environmental sustainability.

First report

Wolters Kluwer's transition from a financial holding structure to a more centralized operating company enables us for the first time to report on sustainability at a Company-wide level. In order to gain perspective on Wolters Kluwer's 2004 level of sustainable entrepreneurship, an internal multi-disciplinary survey was conducted. Results for each dimension of sustainability can be found in the relevant chapter in this Report, together with a selection of examples of sustainable undertakings throughout the organization. We are encouraged to see confirmation that Wolters Kluwer has a long-standing tradition of meeting responsibilities to stakeholders and ensuring business is conducted in a sustainable and ethical way. While further steps need to be made to formulate and embed a sustainability strategy and increase the level of reporting, there is a solid basis and common ground for greater, centralized sustainability actions.

Guidelines

We have made a significant step towards a comprehensive standard of sustainability reporting that provides the level of transparency to which we are committed. The 2002 Global Reporting Initiative (GRI) Guidelines[1] provide a sound framework to assist us in this goal. This framework presents globally accepted reporting principles and specific content indicators to guide the preparation of organization-level sustainability reports. These guidelines also will form the basis for globalizing Wolters Kluwer's sustainability actions. Active in the fields of health and education, two areas that are particularly crucial to sustainable development, Wolters Kluwer also looks to the UN Millennium Development Goals[2] embraced by governments and businesses alike. These goals cover a range of key development issues and are rooted in a human rights framework.

Shared responsibility

Sustainable entrepreneurship, as with any other managerial aspect of the Company, is the final responsibility of the Executive Board, with Mr. Jean-Marc Detailleur as portfolio-holder. In daily practice, all Wolters Kluwer employees share the responsibility to behave in accordance with the Wolters Kluwer company values and business principles. Established as the basis for consistently responsible and transparent behavior, you can read more about our principles and values on pages 30 and 31 in this Report, or visit the Corporate Governance section of *www.wolterskluwer.com*.

[1] The Global Reporting Initiative (GRI) is a multi-stakeholder process and independent institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines. Please visit *www.globalreporting.org* for more information, or see also page 28.

[2] Please visit *www.un.org/millenniumgoals* for more information.

Vision and Mission

Wolters Kluwer's greatest role in society is that of a provider of high quality information, tools, and solutions for the professionals it serves. It is in this way that Wolters Kluwer most strongly interacts with society, but we also have other roles, such as employer, contributor to economic health, and global corporate operator.
For Wolters Kluwer, the goal of sustainable entrepreneurship is to consistently strike the optimal balance between all of these roles in both the short and longer term.
A healthy present that supports future growth is key to sustainable development.

Sustainable growth

Wolters Kluwer has made great steps in 2004 to transition from a financial holding company to a more centralized operating company. Clear signs of positive development are already showing from the first year of executing our strategy to restore growth to Wolters Kluwer. A primary goal for 2004 was to restore top-line growth to the Company: a goal that has been achieved. Operationally and financially, we are a stronger, more vital company than we were a year ago. We firmly believe that our business strategy is a sustainable one, because its core is growth.

As announced on October 30, 2003, Wolters Kluwer's three-year strategy[3] is to:

- invest in growth around leading market positions
- reduce costs through structural improvements
- reorganize to deliver growth

Investing in growth around leading market positions

Wolters Kluwer's investments build upon its leading market positions and proven core capability of creating valuable content in the context of its professional customers. Strengthening customer relationships and providing end-to-end solutions are key strategic considerations in all Wolters Kluwer investments.

Investment in online products is central to Wolters Kluwer's strategy for growth. Here, the Company creates growth by combining its deep understanding of customer needs with its knowledge of emerging technologies.

Reducing costs through structural improvements

Wolters Kluwer's move from a largely print-based market towards an internet innovation market has brought with it the need for restructuring. These efforts focus on forming centralized back-office platforms and shared services, and increasing cost efficiencies. In restructuring its business model to match customer needs, it also is necessary to align the workforce with new requirements, resulting in staff reductions. Wolters Kluwer reduces its workforce in line with good business practices and local social regulations as well as consideration for the needs of all its employees.

As part of its three-year strategy, the Company has been making structural improvements in order to reduce costs. The goal is to achieve a total of €240 million cumulative cost savings across all five divisions by the end of 2006.

Reorganizing to deliver growth

Beginning January 1, 2004, Wolters Kluwer's operations were reorganized into five customer-facing divisions[4] that have been structured around their respective markets with a view toward enabling Wolters Kluwer to:

- promote interactive and ongoing relationships with customers
- take advantage of scale opportunities
- share best practices within and across divisions
- foster innovation

At the end of the first year of the transition period, Wolters Kluwer is in a better position to respond to customer needs and thereby be *The Professional's First Choice*.

[3] For more information, please see our Annual Report or visit *www.wolterskluwer.com*.
[4] For more details on our divisions, please see the Corporate Profile on page 5 of this Report.

Sustainable entrepreneurship

Sustainable entrepreneurship is increasingly important to Wolters Kluwer's strategy. Our strong brands stand for valuable products and services that are essential tools in the fields of health, corporate services, financial services, tax, accounting, law, regulation, and education. In all these fields, Wolters Kluwer is conscious of its primary duty to maintain the high quality of its information solutions, and the opportunities it has as a market-leader to both raise industry standards and support the professional in his or her workflow. For example, Wolters Kluwer provides doctors with the latest accurate medical information in the most effective form for their workflow. While making their rounds, they can access vital information on their PDA via Ovid@Hand, or they can access Ovid's online platform anywhere in the world. This raises both the quality and speed of the care process, to the benefit of both doctor and patient, and ensures that Wolters Kluwer's business is a sustainable one. Wolters Kluwer also has a strong role as an educator - not only in the products and services it provides through its Education division, but in the support and betterment of professional training and development in all areas we are active in.

RESPONSIBILITY TO STAKEHOLDERS

In its role as information provider, Wolters Kluwer is determined to make sure that its expertise and resources continue to be put to good use for the benefit of its stakeholders, including the countries and communities in which it operates. In order to meet our responsibilities, it is important that we know and understand our stakeholders.

OPEN DIALOGUE

In 2004, Wolters Kluwer worked to greatly increase and improve open dialogue with its various stakeholder groups. Initiatives were developed and performed to reach a far higher level of transparency with customers, shareholders, employees, and business partners. Interaction with shareholders and investors, the business community, the media, and the general public took place much more frequently than in previous years. Our employees are involved in the strategy and its implementation at every level. We believe these programs have been successful and that Wolters Kluwer's strategy, programs, and actions are much better understood by all its stakeholders.

VALUE CREATION

As a leading provider of information services, our first and foremost responsibility is to provide high quality content solutions that meet the needs of our customers. We deliver this information in a way that facilitates our customers to use information to their maximum professional benefit. This is how we create greater value for all our stakeholders. But we also have the responsibility to be as efficient and responsible as possible in our use of the resources necessary to the creation of our products and services.

PARTNERING FOR GROWTH

Strong industry partnerships in both existing and new markets were formed by Wolters Kluwer throughout 2004. For example, Wolters Kluwer Health reached a pioneering agreement with the British Medical Journal Publishing Group to provide over 70,000 medical professionals in China with the latest clinical information. Wolters Kluwer Education developed *EXP Maths* in association with Keele University in the United Kingdom as part of a major research project into the use of interactive whiteboards to teach mathematics. Extensively piloted in schools throughout the United Kingdom, you can read more on how this product is changing the way mathematics is taught in our 2004 Annual Report, available online at *www.wolterskluwer.com*.

Goals for sustainability

Wolters Kluwer's goals for sustainability in 2005 are to formulate an effective strategy that is grounded in the business strategy, improve the standard of reporting on sustainability, and align our company-wide actions to make them even more valuable.



- Social Sustainability
- Economic Sustainability
- Environmental Sustainability

Social Sustainability

The first dimension of sustainable entrepreneurship this Report deals with is that of social sustainability. Broadly speaking, this relates to how Wolters Kluwer interacts with society on the whole and four main stakeholder groups in particular: customers, shareholders and investors, employees, and business partners.

Customers

Wolters Kluwer employees are continuously engaged in an ongoing exchange of expertise and ideas with our customers about their work. This partnership in innovation is at the heart of meeting our commitment to the lawyers, doctors, nurses, tax advisors, teachers, and business executives we serve. Using the latest in information technology, we ensure that our customers have the solutions they need, when they need them, and in the media best suited to their requirements.

Throughout our organization, we have made significant steps to develop lasting dialogues with our customers and to offer them a "partnership in innovation." Wolters Kluwer distinguishes itself by the importance it places upon getting to know its customers and their workflows so that we are able to deliver on our promise of providing information, tools, and solutions that help them make better decisions and improve their productivity. Our customers are active in fields that often have strong direct relations with sustainability such as health and education. In the areas of corporate and financial services, accounting, and regulation, Wolters Kluwer provides companies with products that will help

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Breaking through didactic walls

Name
René Spit
Position
Innovation Project Leader
Company
ROC Twente Plus
(vocational school)
Location
The Netherlands

Innovation Project Leader with Dutch educational organization, ROC, René Spit's work literally includes breaking down walls: "In order to create a 'virtual shop' for our retail students, we had three traditional classrooms at our disposal; all of the familiar type where a teacher stands at the front and addresses the class," describes Mr. Spit. "But that form didn't fit our didactic goals, either physically or conceptually. So we broke through the walls to make one large space that could."

"Education is not just about conveying theoretical knowledge; it's also about experience." René Spit's opinion is based on 14 years of running his own retail business, and 16 years teaching others how to do so. "There are four fundamental elements to education," he continues. "The first three - theory, skills, and practice - enable you to succeed at the fourth element: examination!" Together with his colleagues, Mr. Spit has spent the last nine years applying all these elements innovatively and effectively. Their goal: to reach each individual's ability and potential as much as possible in a group environment. "For a variety of reasons, truly individual education is simply not possible for most of society, but our mission is to get as close to that as possible. So, when I first came across Elobase at an education conference, all I could say was 'yes!' - I was immediately sold on this product,



"When I first came across Elobase, all I could say was 'yes'!"

because it was exactly what I was looking for." Interactive teaching tool Elobase was created by leading Dutch educational publisher Wolters-Noordhoff, and is now part of a full-blown partnership with the ROC to ensure that the quality of education for their "students of entrepreneurship" just keeps getting better.

them comply with legislation and improve transparency and corporate governance.

The Company also ensures that it is fully available to its customers, providing a wealth of services such as helpdesks, online shops and tools, and websites to ensure that customers get answers to their questions as quickly and easily as possible. The corporate website, *www.wolterskluwer.com*, provides a portal to Wolters Kluwer businesses.

Shareholders and investors

Wolters Kluwer seeks to be thoroughly open with shareholders and the investment community, and is committed to the highest degree of transparency in its financial reporting. In 2004, the Company reported full quarterly results and increased the number of roadshows and one-on-one and group meetings with investors. Wolters Kluwer has developed a comprehensive program for communicating with investors that includes participating in selected sector-specific seminars throughout the year. The purpose of this program is to help investors become better acquainted with Wolters Kluwer and its management and to maintain a long-term relationship of trust within the investment community at large.

Wolters Kluwer's broad appeal is demonstrated by its increasingly diverse base of shareholders spread over several countries. Over 500 institutional investors in 25 countries hold the majority (75%) of the shares in Wolters Kluwer. In 2004, North American shareholders held an interest of 40%

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A non-governmental organization's management system towards professionalism

Name
Sara Tourón
Position
Head of Personnel Administration
Company
Médicos Sin Fronteras
Location
Spain

In July 2004, Wolters Kluwer's A3 Software received the prestigious gold-level Recognition for Excellence by the European Foundation for Quality Management (EFQM), an organization which provides a verifiable framework for sustainable organizational excellence. EFQM's team of independent assessors praised A3 Software for its customer focus, results orientation, continuous innovation and the commitment of its entire staff.

Sara Tourón, head of Personnel Administration at Médicos Sin Fronteras, España, and a client of A3 Software since 1997, explains why her organization chose this Wolters Kluwer product, "We hired independent consultants to analyze our organization's systems and processes. They recommended A3 Software for our administration." She continues, "I followed several A3 Software demonstration sessions and realized that this was the product that met our needs. Daily practice has proved us right." Ms. Tourón adds, "Like businesses, professionalism has grown in non-governmental organizations. We need to be up-to-date with management and organization systems in order to best achieve our objectives. A3 Software has all that is essential for managing payrolls. Calculations and legal updates are fast, reliable, and free of mistakes. In addition, the company keeps improving its service," she continues, "We can make suggestions to our contact



"Daily practice with A3 Software proved us right; it meets our needs"

person at A3 Software or enter comments on the website. Customer suggestions are taken seriously and integrated in the product. A3 Software's reliability translates into more efficient management. Having the appropriate technology is imperative to enable us to obtain information swiftly and simply, thus rendering decision making easier."

in the Company while European shareholders held an interest of 57%. The graph below shows the geographical distribution of shareholders in approximate percentages on December 31, 2004.

SHAREHOLDERS (%)	2004	2003
North America	40	35
The Netherlands	20	24
The United Kingdom	28	24
Belgium/Luxembourg	1	2
Switzerland	2	2
France	4	3
Scandinavia	-	1
Germany	2	3
Other	3	6
TOTAL	**100**	**100**

A growing number of shareholders are interested in the sustainability performance of companies in which they invest or plan to invest. Although Wolters Kluwer is not yet represented in leading sustainability indexes like the Dow Jones Sustainability Index and the FTSE4Good index, the Company has regular contact with institutions that are actively involved in Sustainable and Responsible Investment (SRI). Last year, Wolters Kluwer's Investor Relations and management met with 29 institutions that are active in SRI investing.

INSTITUTIONAL AND INDIVIDUAL SHAREHOLDERS (%)	
Institutional	75
Individual	25

Employees

Crucial to Wolters Kluwer's vision of being *The Professional's First Choice* is the attraction, retention, and development of a professional workforce. In addition to maintaining a balanced work environment, the Company believes that being a first-rate employer entails compensating its people well, actively supporting development and training, and encouraging employees to contribute to society by participation in professional organizations and conferences.

A DIVERSE ORGANIZATION

As a global company with over 18,000 employees in more than 25 countries, Wolters Kluwer values the diversity of its people. A diverse work environment gives greater access to new segments in the marketplace; enhances innovation, creativity, and productivity; and ultimately leads to superior business results. It also broadens the corporate horizon and creates a culture where everyone can contribute to the best of their ability. As our cultural diversity expands our knowledgebase, unity is ensured by a common set of company values - customer focus, innovation, accountability, integrity, and value creation - and business principles. Such collaboration improves the quality of decision making at all levels. Operating in global and wide-ranging markets, we are well equipped to meet the needs of our diverse customers because our employees reflect the markets we serve.
Wolters Kluwer will continue to hire the most qualified candidate for its positions, and aims to achieve a proportion of expert male and female employees in line with overall representation in the workforce. As of 2004, approximately 57% of our workforce is female. An estimated 7 out of 10 employees are covered by an explicit diversity policy (figures are based on information representing 67% of our workforce).

GENDER DIVERSITY (%)

Senior management	**53 headcount;** *20% women, 80% men*
Total workforce	**18,400 headcount;** *57% women, 43% men*

REMUNERATION

Remuneration unquestionably is a key ingredient of retaining and attracting professionals. Wolters Kluwer's remuneration policy for Executive Board members, as adopted at the Annual General Meeting of Shareholders on April 21, 2004, aligns individual and Company performance, and is designed to attract and retain the best executive management and strengthen long-term commitment to the Company. Full details of the policy can be found in the 2004 Annual Report (Remuneration Report), available at *www.wolterskluwer.com*.

Due to the reorganization that is part of Wolters Kluwer's strategy for growth, our total wage costs decreased during 2004 to €1,082 million.

SALARIES AND WAGES, SOCIAL SECURITY CHARGES, AND PENSIONS	2004
IN MILLIONS OF EUROS	
Salaries and wages	**910**
Social security charges	**148**
Pension expenses	**24**
TOTAL	**1,082**

Total average remuneration (salaries and wages, social security charges, and pension expenses) per full time equivalent (FTE), increased from €57,400 to €59,200, or by 3.1%. Our policy continues to be one in which we set remuneration at a level that enables us to attract and retain high quality candidates.

PROFESSIONAL DEVELOPMENT

At Wolters Kluwer, we are continuously improving our own professionalism. Talent management and succession planning ensures that the Company and its workforce develop in alignment with each other. Training is a key ingredient in this development. Each Wolters Kluwer employee receives on average 2.36 days of training per year at a cost of €288 per employee (figures are based on information representing 63% of the organization).

In addition to internal development and training programs, employees also actively participate in professional conferences and other external events. These events are opportunities for the Company, its customers, and business partners to share knowledge on information needs, business developments, and breakthroughs in access to information. Based on information on 46% of our organization, Wolters Kluwer participated in approximately 4,500 external events in 2004.

LABOR RIGHTS AND HEALTH AND SAFETY

Labor rights policies and collective agreements regarding labor rights are in force for 39% of Wolters Kluwer companies. By and large, these companies are located in Western Europe and Australia. In the absence of explicit labor policies or agreements, local legislation is observed.

Health and safety policies implemented by Wolters Kluwer companies cover 94% of our workforce. Because health and safety risks are small throughout most of our organization, these policies tend to be actively monitored only where applicable; our stronger focus is on improvements to health and safety for a larger society through our products and services in this field, in particular through our Legal, Tax & Regulatory Europe division.

FTE REDUCTION

Wolters Kluwer recognizes that there are significant consequences for individuals affected by the reorganization program that forms part of its strategy. Reductions in workforce totaling 1,600 FTEs across the entire business were planned and announced in October 2003, and 1,245 FTEs have already been reduced. The Company of course complies with local requirements regarding severance and other benefits for employees whose positions have been terminated, but moreover, an explicit separation policy covers 68% of our employees and employability and assistance policies cover 77%.[5]

It is also important to note that although there have been reductions, new positions have been created within the Company. Increasing efficiency is key to Wolters Kluwer's profitability, but so is investing in those core areas where the Company will continue to restore sustained growth.

AN ENGAGED WORKFORCE

Intensive communications are ongoing to ensure that all employees understand and share Wolters Kluwer's values, vision, and strategy. A number of tools are employed to achieve this. Throughout 2004, over 20 "Town Hall Meetings" took place, where senior management met with more than 1,500 employees to discuss these issues in the context of their specific business.

These will continue throughout 2005. A company-wide intranet also provides a portal to company news, information, and developments, and stimulates a shared "winning culture" by reporting, for example, on the many awards Wolters Kluwer products regularly receive.

Another of the tools Wolters Kluwer uses to involve and connect employees and management is works councils. Since 1998, Wolters Kluwer's European Works Council (EWC) has improved access to information and increased consultation of employees. The EWC currently consists of 11 representatives from 8 countries within the European Union.

[5] These figures are extrapolated from data on 65% of the workforce.

In 2005, an integrated internal employee program, "We Are Wolters Kluwer", kicked-off with the goal of building upon the foundation of the internal communications efforts of 2004. The 2005 program further strengthens the shared values and operating company model of the new Wolters Kluwer.

Business partners

Wolters Kluwer's Business Principles require that all business partners are committed to acting fairly and with integrity towards their stakeholders and comply with the applicable laws, regulations and administrative practices of the countries in which they operate. Again, open dialogue is the basis for the consensus needed to achieve the high quality products and services for which Wolters Kluwer stands. Wolters Kluwer also continues to encourage suppliers to improve their environmental systems.
Actions to improve supplier operations in 2004 included the launch of a project aimed at inventorying, aligning, and ultimately reducing the number of paper and print suppliers to Wolters Kluwer's Legal, Tax & Regulatory Europe division. This division identified the need to optimize its supply solutions by making greater use of cross-company and cross-country cooperation. By introducing more stringent practices at the divisional level for its choice of suppliers, Legal, Tax & Regulatory Europe is fast moving towards improved standards and lower total costs internationally. You can read more about the reductions in paper use this project is achieving on page 23.

10 YEAR OVERVIEW OF EMPLOYEE DEVELOPMENT

EMPLOYEES	2004	2003	2002 restated[6]	2001	2000	1999	1998	1997	1996	1995
Headcount at December 31	**18,393**	19,689	20,833	20,297	19,209	18,793	17,431	15,385	14,948	8,993
In full time equivalents at December 31	**17,515**	18,687	19,617	19,317	18,269	17,812	16,505	14,538	14,010	8,369
In full time equivalents average per annum	**18,270**	19,540	20,284	19,766	19,009	17,452	16,297	14,543	13,768	8,523

Society

Wolters Kluwer helps shape changes in the publishing and information services industry. The Company's strategy focuses on the provision of high value-added content.
The content solutions we provide fit the workflows of our customers, using internet capabilities (such as hyperlinks) and workflow tools (such as annotating) to create solutions that are compatible with the way they really work. Three of the Company's core values support this strategy: customer focus is essential when developing end-to-end information solutions that perfectly match customer needs; innovation plays a crucial role at Wolters Kluwer, ensuring a constant flow of solutions that anticipate changes in technology and business practices; and value creation is important in order to ensure that Wolters Kluwer products add real value both for customers and the Company.

Fast access to high quality information is increasingly important in modern day society and Wolters Kluwer is often one of the first places people turn when looking for that information.
As providers of information, Wolters Kluwer is concerned with a number of issues common to its industry. Data security and protection, integrity of information, and customer privacy are paramount. Throughout 2004, Wolters Kluwer continued to upgrade its systems and work only with reputable partners to ensure that its information, and that of its customers, is protected and guaranteed by the latest developments in these fields.
An example of this is Wolters Kluwer Tax, Accounting & Legal's development of an identity and access management system based on RSA Security Inc. software that enables the sharing of secure, trusted digital identities across multiple domains and applications with a single sign-on. The solution provides a streamlined and efficient user experience for our customers, employees, and business partners. The high level of security ensured by this federated identity system results from the combination of powerful, reliable technology and the business and legal agreements that enterprises enter into to establish mutual responsibility and commitment.
As a result, Wolters Kluwer has improved both its security posture and customer's online experience.
Wolters Kluwer's customer relationships are founded on trust.

[6] 2002 figures have been restated to reflect the new accounting principles adopted in 2003.

This trust depends upon continued protection of their - often highly sensitive - data. Security sensitive products, such as GainsKeeper's automated financial tools and services for the investment community, are embedded with strict protection procedures. Each bit of information processed by GainsKeeper is encrypted, password protected, and stored on secure servers that are monitored 24 hours a day. Access to its servers requires multiple levels of authentication, including biometric (hand print scan) procedures.
Our customers know that they can rely on us to provide information that is accurate, reliable, and the result of comprehensive expert research. In the field of health, for example, rigorous peer review is essential to ensuring the integrity and applicability of new research.

Wolters Kluwer Health is committed to developing innovative, sustainable, and evidence-based approaches to scholarly publishing that work in the best interest of authors, researchers, medical societies, libraries, healthcare professionals, and the public.
A number of different approaches are being taken in close collaboration with its "partners in innovation".
Wolters Kluwer Health business Lippincott Williams & Wilkins (LWW), for example, partners with a number of top healthcare organizations such as the American Heart Association and the American Academy of Neurology. Publishing expertise and readiness to invest in growth in the health market are critical elements that Wolters Kluwer brings to such partnerships in order to expedite the accurate and timely

International arbitration in one single location

Name	Henk Barkema
Position	Director of Electronic Publishing Department
Name	Geert Lentz
Position	Electronic Publishing Services Specialist
Company	Kluwer Law International
Location	The Netherlands

"Laws and rules can cross borders. That is why we provide a product that is equally wide-ranging," states Henk Barkema, Director of Electronic Publishing Department at Kluwer Law International. In the field of international arbitration, Kluwer Law International made important steps in increasing law practitioners' productivity by offering international law materials online. "The biggest advantage of *KluwerArbitration.com* is that international law is structured and conveniently offered in a single place, where vital content is instantly available to our customers."

His colleague Geert Lentz, Electronic Publishing Services Specialist, adds, "Our clients are located worldwide and require timely updates about new developments and changes in legislation. *KluwerArbitration.com* delivers weekly online updates on international arbitration. Through extensive, continued interaction between the customers' requests and wishes and our offering, we constantly adapt the product's content and function to the demands of the market."

KluwerArbitration.com is unique not only because of its cooperation with leading organizations in the world of arbitration, but also because external organizations participate in optimizing the website. "We work closely with the Permanent Court of Arbitration (PCA) in The Hague, a court for resolving international conflicts. In addition, we have an extended network of correspondents worldwide who continuously provide us with the latest developments. This all contributes to creating the highest quality product."



"KluwerArbitration.com knows no borders"

Mr. Barkema continues, "In this international environment, close cooperation is very important because our customers desire increasingly varied content to apply international law.

As a Wolters Kluwer business, we have joined forces with our colleagues in North America and Asia Pacific to offer the most comprehensive product possible. KluwerArbitration.com certainly will grow as we increase knowledge through advanced systems."

spread of new knowledge from medical developments. Furthermore, LWW grants free, timely access to articles identified by a journal's editor or editorial board as having significant public health implications, and will continue to make the abstracts of all health science content freely available immediately following print publication. LWW is also a founding and ongoing participant in both CrossRef and in the WHO's Health InterNetwork Access to Research Initiative (HINARI) which provides free access to the latest medical information to developing countries.

Community involvement

Wolters Kluwer has always been conscious of the need to give back to the communities in which it operates and society at large. At many levels within the Company, long-standing community relationships exist with a variety of non-profit organizations and institutions.

For example, in Amsterdam, where Wolters Kluwer is headquartered, the Company has affiliations with a number of cultural organizations such as the Dutch Philharmonic Orchestra, the John Adams Institute, and Amsterdam Partners. In 2004, Wolters Kluwer donated a total of €600,000 to a range of local and global charities and sponsored activities. In response to the tsunami disaster, Wolters Kluwer staff around the globe set up a number of initiatives to aid victims of the disaster, with just under €200,000 collected by the Company as a whole. The largest portion went to the International Red Cross.

Other corporate donations and sponsorships amounted to €70,000. Local business units donated €120,000 and provided sponsorships of €210,000.

content *in* context

Partnership of Google and Lippincott Williams & Wilkins leads to fast medical searching

Name
Adam Smith
Position
Senior Business Product Manager
Company
Google Inc.
Location
United States of America

A search across library sections, instantly scanning books by key words, all accessible online for free: that is what Google Print™ offers its users.

Adam Smith, Senior Business Product Manager at Google Inc., works directly with print publishers and libraries in the Google Print program. He says, "Google's mission is to organize the world's information. We started a fairly ambitious plan where we are trying to build an inclusive, global multicultural product by making books and other offline information searchable online. Digitizing print materials and integrating them into our search index provides the user fast, free, and relevant results to their query."

Google approached Lippincott Williams & Wilkins, a business of Wolters Kluwer Health, to participate in the Google Print Program. Mr. Smith adds, "Our sales team, experts in the publishing industry, developed a list of top tier publishers that they wanted as partners. They approached Lippincott Williams & Wilkins because they have very high quality materials."

As Mr. Smith explains it, "We contract books with our publishing partners, scan them, and place them in our index. Users worldwide can search on Google. When they find books that are relevant to their query, a five-page excerpt from the book is shown. To get a better understanding of the book itself, the user can search again within that book. This is really meant to be a kind of sampling, trying, and tasting of the book so they can determine whether it is something that they are interested in."

The service that Google and Lippincott



"Lippincott Williams & Wilkins: very high quality"

Williams & Wilkins jointly offer through the Google Print program enables a medical student to pick up a book online, examine several chapters by subject, and then decide if he or she wants to buy it. "The publishing partners really help us adding authoritative materials to the index, which improves the user's experience. It is only a very small portion of the world's published works, but we hope to create a long-term partnership where a world of users can discover essential books that they may not be aware of."

In December 2004, Wolters Kluwer finalized the preparations of a new partnership with NairoBits, a Kenyan non-profit organization that trains impoverished young students in Nairobi to become skilled in multimedia. Achieving an increased provision of this type of e-learning for the less privileged youth in Nairobi is one of the opportunities the partnership will focus on in 2005.

Governance

Wolters Kluwer acknowledges the importance of good corporate governance and supports the new Corporate Governance Code ("the Code") presented on December 9, 2003, by the Dutch Corporate Governance Committee. Wolters Kluwer applies most of the principles and best practice recommendations of the Code.
Extensive corporate governance-related information is available at *www.wolterskluwer.com*.
Wolters Kluwer has formulated and practices policies with respect to whistle blowing, insider trading, and auditor independence in order to ensure a maximum level of transparent and responsible corporate governance.

- The Whistleblower Policy sets out the rules and procedure with respect to the reporting by employees of a breach of law or Wolters Kluwer policies.
- The Code of Conduct on Insider Trading gives regulations for Wolters Kluwer employees with respect to executing transactions in securities of Wolters Kluwer and its peer group.
- The Auditor Independence Policy safeguards the independence of the external auditor.

Proxy voting was allowed for the first time to all shareholders and holders of depositary receipts during the Annual General Meeting of Shareholders in 2005.

Code of conduct and other codes

As Wolters Kluwer moves to a more centralized operating company model, we have a new responsibility to behave and report in a comprehensive way on how the Company deals with its corporate responsibilities.
Wolters Kluwer is committed to living up to high professional conduct and ethical standards in all its activities. We are also dedicated to being a responsible partner in society.
These aims are expressed in the Wolters Kluwer's Company Values and Business Principles document that can be found on page 28. The full document and other codes are available on *www.wolterskluwer.com*, under Corporate Governance.

COMPANY VALUES

Wolters Kluwer conducts business based on its company values:

- Customer focus:
  "Customers are at the center of everything we do"
- Innovation:
  "We create solutions that are bold and forward-looking"
- Accountability:
  "We are fully responsible for our actions and performance"
- Integrity:
  "We are direct, honest, transparent, and fair in our business dealings"
- Value creation:
  "We create value for our customers, employees, and shareholders"

The company values are intended to help all employees of Wolters Kluwer achieve our shared goals. They are the heart of our Company's future success.

BUSINESS PRINCIPLES

The business principles provide an ethical framework for our work, not only by specifying Wolters Kluwer's responsibilities in society at large, but also by establishing standards for employees regarding business integrity, internal controls and transparency, and the use of assets and information.
These policies and guidelines are a tool for each employee to act in accordance with the high standards Wolters Kluwer stands for.
Together, the company values and business principles serve as the foundation of what we stand for as a Company. They represent a common bond across all locations and employees, and demonstrate Wolters Kluwer's commitment to playing an active role within the communities where it operates.

For more information on Wolters Kluwer's Business Principles, we refer to page 30 of this Report.

Economic Sustainability

The second dimension of sustainable entrepreneurship in this Report is that of economic sustainability. With the restoration of top-line growth to Wolters Kluwer in 2004, we believe that a firm foundation has been laid for further growth: both for Wolters Kluwer and its contribution to the economy. For full details of our financial performance in 2004, we refer to the Wolters Kluwer Annual Report 2004.

DIVERSITY OF REVENUES

The Company's core markets are health, corporate services, finance, tax, accounting, law, regulation, and education. They provide Wolters Kluwer's five divisions with a solid and diverse client base in over 25 countries. Revenues in 2004 totaled €3,261 million. Wolters Kluwer is already the number 1 or 2 provider of information, software, and services in the majority of its markets. Expanding its market share in different fields and in different countries provides a strong foundation for sustainable growth. The Company is not dependent on, or limited to, customers in one sector or country.

BREAKDOWN OF 2004 REVENUES BY DIVISION (%)

Health	19
Corporate & Financial Services	13
Tax, Accounting & Legal	18
Legal, Tax & Regulatory Europe	40
Education	10


10
19
13
40
18

GEOGRAPHICAL SPREAD OF 2004 REVENUES (%)

Europe	52
North America	44
Asia Pacific	3
Other	1


3
1
52
44

REVENUES FROM DIGITAL PRODUCTS

Part of Wolters Kluwer's strategy for the coming years is to increase the percentage of its income that is generated by the sale of digital products and services. A benefit of this strategy will be increased eco-efficiency through lower production of printed materials. The diagram indicates that revenues from electronic products in 2004 were 35%, up from 31% in 2003. The target is to increase this further to 45% by 2007.

BREAKDOWN OF 2004 REVENUES BY MEDIA (%)

Electronic:		35
- Internet/Online	18	
- CD-ROM/Offline	17	
Print		52
Services		13


13
18
17
52

DIVIDEND

During the Annual General Meeting of Shareholders on April 14, 2005, Wolters Kluwer proposed, and the shareholders approved, the distribution of a dividend of €0.55 per share for the year 2004. This corresponds with a dividend yield over the closing share price of December 31, 2004, of almost 4%. Wolters Kluwer's intended dividend policy is to maintain a full-year dividend of €0.55 going forward, provided there is a minimum dividend cover of 1.5[7].

In line with previous years, and indicating a strong belief in the future of the Company, Wolters Kluwer gave its shareholders the choice between a distribution in the form of cash or stock.

An efficient organization

Wolters Kluwer strives to deliver its products and services as efficiently as possible, with a cost-efficient infrastructure that is responsive to customers and regarded as an example of industry best practices. This aspiration supports both sustainable growth and competitive advantage, and with it in mind, we regularly look at all our activities to determine whether Wolters Kluwer or another organization is best equipped to perform them. This has led to a decision to outsource or offshore a number of activities in the following areas:

- Data Center Management and certain functions within information technology;
- Human Resources: North American Shared Services announced in November 2004 that most payroll and benefits functions will be outsourced to Hewitt Consulting;
- CCH Asia Pacific announced the development of offshore Wolters Kluwer offices in Malaysia, which will be responsible for some editorial productions.

Wolters Kluwer operates on both sides of the equation, with other companies outsourcing some of their activities to us, for example through the CCH ProSystem *fx* Outsource product. At the same time, the creation of employment and business opportunities in developing countries contributes to their greater economic health.

[7] Dividend cover is defined as the number of times the dividend can be paid from the ordinary net income.





Environmental Sustainability

The third and final dimension of sustainable entrepreneurship we look at in this Report is that of environmental sustainability. This concerns Wolters Kluwer's impact on living and non-living natural systems and includes indicators such as energy, material and water use.

Environmental efficiency

Wolters Kluwer is mainly an office organization. Apart from our use of paper for our publications, our environmental footprint is limited. Because of this, many Wolters Kluwer companies do not yet systematically manage environmental matters. Currently, 13% of our local companies, representing 6.3% of the total workforce, have an environmental management system.

The quantitative information provided in this section is our first Company-wide aggregation of environmental data. Improvement on data gathering for future years is intended, since Wolters Kluwer highly values being as accurate, transparent, and complete as possible in its reporting. In each of the following data reports, the percentage of the Company for which the data is applicable is specified per case.

Consolidation of real estate

As part of the execution of Wolters Kluwer's strategy to reduce costs, restructuring efforts in 2004 included the consolidation of real estate, such as combining Aspen and CCH operations in the United States. The benefits of such actions are manifold; not only do they result in lower real estate costs, but they bring colleague operations closer together so that investments, common capabilities, and in-house expertise can be better leveraged.

There also are clear environmental benefits because floor space is the main cause of energy consumption and greenhouse gas emissions in Wolters Kluwer's offices.
During 2004, floor space was reduced in Europe and the United States by 73,138 m^2, or 13%. At the end of 2004, Wolters Kluwer operated at 272 sites in Europe and the United States, 61 fewer than in 2003. By far the largest driver of this increased efficiency is the reduction of floor space per employee. We plan to further rationalize the number of offices and floor space by approximately 10% by 2006.

Paper use

Wolters Kluwer's total paper use (office use and printed materials) in 2004 was slightly less than 52,000 tons.[8] Approximately 1.5% of our paper use is from recycled sources. Recycled paper is mainly used in our offices and not in our printed materials, which explains the low percentage of recycled paper. Wolters Kluwer is very conscious of its use of resources, and takes concrete actions to heighten awareness among employees of our environmental impact and stimulate them to contribute to minimizing that impact as much as possible. For example, Wolters Kluwer Spain organized and helped perform the planting of over 2,000 trees in the Madrid area.

In connection with the project detailed on page 16, Wolters Kluwer has reduced its number of paper suppliers in Europe from 49 to 9, resulting in a usage reduction of 1,000 tons of paper per year.

Besides cost considerations, the extensive checklist developed to rate suppliers included questions on qualitative issues such as long-term stability, responsible waste allowances, and ISO paper proffering. This project serves as a pilot for identifying and seizing global opportunities for Wolters Kluwer to reduce usage of raw materials and save costs.

Energy use

Wolters Kluwer offices use electricity and gas. By extrapolating the average 2004 electricity use of 4,300 kWh per FTE (based on information that covers 40% of the workforce), we estimate the total energy use of Wolters Kluwer to be 76.6 GWh.
This is equivalent to 2.7 tons of CO_2 per employee and 48,000 tons of CO_2 for the entire Company. Wolters Kluwer is not yet in a position to estimate its use of gas, so total CO_2 emissions are therefore higher than indicated above. As mentioned previously, the consolidation of real estate will improve our energy efficiency going forward.

Water

Information regarding water use represents 22% of the organization, where the water consumption is 11.25 m^3 per employee per year (or 50 liters per day). Extrapolation of this figure for the entire organization results in total company water use of 197,000 m^3 per year.

Business travel

Business travel information gathered represents 55% of the Company. Extrapolation of this information leads to an estimate of 30 million kilometers flown by Wolters Kluwer employees in 2004. Likewise, company car use is estimated at 23 million kilometers. The corresponding amount of CO_2 emissions for business travel is estimated to be 9,800 tons. Increasingly, Wolters Kluwer uses conference and video calls, which help reduce these emissions. Last year, an estimated 140,000 hours of conference calls were made, approximately eight hours per employee.

[8] This number covers 86% of Wolters Kluwer (measured in Full Time Equivalents).

Focus points for sustainability in 2005

Improvements in our reporting systems and the formulation of a sustainability strategy in 2005 will better place Wolters Kluwer to set relevant and realistic goals for improving its social sustainability performance. However, certain focus points are already clear and in many cases, actions are underway:

Talent management

- A talent management program will continue to roll out in 2005 that aims to support the individual employee's professional development and increase the quality and constancy of Wolters Kluwer's human capital.

Integrating the organization and embedding values and principles

- By means of the "umbrella" program "We Are Wolters Kluwer", efforts will continue to create a more closely aligned and collaborative company with a shared "winning culture".

Improved supply

- Identification of global opportunities for Wolters Kluwer to save costs and reduce usage of raw materials will continue in 2005. Formal policies will evolve as we move to a more centralized and efficient organization.

NairoBits partnership

- A program that aims to empower impoverished young students in Nairobi through the development of multimedia skills will continue in 2005.

Annexes

MEMBERSHIPS OF (TRADE) ORGANIZATIONS

A Almega - Employers Association *(Sweden)*
American Association of Law Libraries
American Bar Association
American Chamber of Commerce in the Netherlands
American Institute of Certified Public Accountants
American Society for Training & Development
Amsterdam Partners *(Netherlands)*
Arbeitsgemeinschaft der rechts- und staatswissenschaftlichen Verlage eV *(Germany)*
Association Nationale des Directeurs et Cadres de la fonction Personnel *(France)*
Association of Customer Services *(United Kingdom)*
Associazione Italiana Editori *(Italy)*
Assosoftware *(Italy)*
Australian Publishers Association

B Börsenverein des Deutschen Buchhandels (Germany)
British Educational Suppliers Association
Bundesvereinigung Deutscher Musikverbände eV *(Germany)*

C Chartered Institute of Personnel & Development *(United Kingdom)*

D Deutsche Gesellschaft für Personalführung eV *(Germany)*

E Educational Publishers Council *(United Kingdom)*

F Federación de Gremios de Editores de España *(Spain)*
Fédération Nationale de la Presse d'information Spécialisée *(France)*
Federation of Belgian graphic industry *(FEBELGRA)*
Flanders Interuniversity Institute for Biotechnology *(VIB, Belgium)*

G Groep Educatieve en Wetenschappelijke Uitgevers *(Belgium)*

I Industrie- und Handelskammer *(Germany)*
International Association of Business Communicators
International Communications Round Table

J John Adams Institute *(Netherlands)*

L La Asociación para el Progreso de la Dirección *(Spain)*
La Confederación Española de Organizaciones Empresariales *(Spain)*
L'Association des Editeurs Belges *(Belgium)*
Le Groupement des Acteurs et Responsables de la Formation *(France)*
L'Union Wallonne des Entreprises *(Belgium)*

M Magyar Szabványügyi Testület *(Hungary)*
Major Mail Users of Australia Association

N Nederlands Uitgeversverbond *(Netherlands)*
Norges Autoriserte Regnskapsføreres Forening *(Norway)*
Norwegian Association of Deacons (DNDF)

P Project Management Institute *(United States)*

R Ruit *(Belgium)*
Russian Association of Book Publishers

S Shared Services Asia Pacific Board
Skattebetalerforeningen *(Norway)*
Society for Human Resources Management *(United States)*
Society of Hungarian Book Publishers and Distributors
Society of Hungarian Periodical Magazine Publishers
Special Libraries Association *(United States)*

T T. G. Masaryk Water Research Institute *(Czech Republic)*
Tankönyves Vállalkozók Országos Testülete *(Hungary)*
TANOSZ *(Hungary)*
The Publishers Association *(United Kingdom)*
Történelemtanárok Egyesülete *(Hungary)*

U Unie van Zelfstandige Ondernemers *(Belgium)*

V VdS Bildungsmedien eV *(Germany)*
VeerStichting *(Netherlands)*
Verband Deutscher Zeitschriftenverleger *(Germany)*
Verbond van Belgische Ondernemingen *(Belgium)*
Verenigde Boekenimporteurs *(Belgium)*
Vereniging van Beleggers voor Duurzame Ontwikkeling *(Netherlands)*
Vereniging VNO-NCW *(Netherlands)*
Vlaams Economisch Verbond *(Belgium)*
Vlaamse Uitgevers Vereniging *(Belgium)*
Vlaamse Vereniging voor Zakelijke Communicatie *(Belgium)*

For a full updated overview, please visit *www.wolterskluwer.com*.





WOLTERS KLUWER WEBSITES

Division	Company/product	Address[9]
HEALTH	Adis International	www.adis.com
	Facts and Comparisons	www.factsandcomparisons.com
	Lippincott Williams & Wilkins	www.lww.com *and* www.lww.co.uk
	Medi-Span	www.medi-span.com
	Ovid	www.ovid.com
CORPORATE & FINANCIAL SERVICES	Bankers Systems	www.bankerssystems.com
	CCH CORSEARCH	www.cch-corsearch.com
	CCH Insurance Services	http://insurance.cch.com
	CCH Wall Street	http://wallstreet.cch.com
	CT Corporation	www.ctcorporation.com
	GainsKeeper	www.gainskeeper.com
	Summation Technologies	www.summation.com
	TyMetrix	www.tymetrix.com
	UCC Direct Services	www.uccdirect.com
	VMP Mortgage Solutions	www.vmpmtg.com
TAX, ACCOUNTING & LEGAL	Aspen	www.aspenpublishers.com
	CCH INCORPORATED	www.cch.com
	CCH Asia Pacific	www.cch.com.au
	Kluwer Law International	www.kluwerlaw.com
	ProSystem *fx*	www.prosystemfx.com



Division	Company/product	Address
LEGAL, TAX & REGULATORY EUROPE	CompLex Kiadó	www.complex.hu
	Croner	www.croner.co.uk
	IPSOA	www.ipsoa.it
	Kluwer	www.kluwer.nl *and* www.kluwer.be
	La Ley	www.laley.net
	Lamy	www.lamy.fr
	LEX	www.lex.pl
	Luchterhand	www.luchterhand.de
	Norstedts Juridik	www.nj.se
	Teleroute	www.teleroute.com
EDUCATION	Bildungsverlag EINS	www.bildungsverlag1.de
	digital spirit	www.digital-spirit.de
	Liber	www.liber.se
	Müszaki	www.muszakikiado.hu
	Nelson Thornes	www.nelsonthornes.com
	Wolters-Noordhoff	www.wolters.nl
	Wolters Plantyn	www.woltersplantyn.be

[9] For a full and updated overview of Wolter Kluwer websites, please visit *www.wolterskluwer.com*.

GRI INDICATORS

		Chapter/Section
VISION AND STRATEGY		
1.1	Vision and Strategy	Vision and Mission
1.2	CEO Statement	Chairman's Foreword
PROFILE		
2.1	Name of organization	Cover
2.2	Products and/or services	Corporate Profile, Wolters Kluwer Websites
2.3	Operational structure	Corporate Profile, Annual Report, page 12
2.4	Organization structure	Corporate Profile/Annual Report, page 12
2.5	Countries located	Economic Sustainability
2.6	Nature of ownership	Social Sustainability/Governance, Calendar 2005 and Contact Information
2.7	Nature of markets served	Corporate Profile
2.8	Organization scale	Corporate Profile/The Professional's First Choice
2.9	Stakeholders	Social Sustainability
2.10	Contact person(s) for the report	Calendar 2005 and Contact Information
2.11	Reporting period	Scope of the Report
2.12	Previous report	Not relevant
2.13	Boundaries	Scope of the Report (entire organization unless indicated otherwise)
2.14	Organization changes	Vision and Mission/ Reorganizing to deliver growth, Social Sustainability/Employees
2.15	Joint ventures/Outsourced operations	Economic Sustainability/ An efficient organization
2.16	Re-statements	Not relevant
2.17	GRI principles applied	Scope of the Report/Guidelines
2.18	Criteria/definitions used	GRI Indicators
2.19	Measurement changes	Not relevant
2.20	Policies and internal practices	Social Sustainability/Governance
2.21	Independent Assurance	Not verified
2.22	Additional information	Calendar 2005 and Contact Information
STRUCTURE AND GOVERNANCE		
3.1	Governance structure	Social Sustainability/Governance
3.2	Independency of board members	Annual Report, page 39-41
3.3	Expertise board members	Annual Report, page 8-9
3.4	Board-level processes	Scope of the Report
3.5	Executive compensation	Annual Report, page 91
3.6	Key individuals	Scope of the Report/Shared responsibility
3.7	Mission and values statement	Social Sustainability/ Code of conduct and other codes, Wolters Kluwer Company Values
3.8	Shareholders' mechanisms	Annual Report page 36-38, Social Sustainability/Shareholders and investors

		Chapter/Section
STAKEHOLDER ENGAGEMENT		
3.9	Major Stakeholders	Social Sustainability, (Summary of) Wolters Kluwer Business Principles
3.10	Consultations stakeholders	Vision and mission/ Sustainable Entrepreneurship, Social Sustainability
3.11	Information generated by stakeholder consultation	Economic Sustainability/ An efficient organization (outsourcing and off shoring of services)
3.12	Use of information	Same as 3.11
POLICIES AND MANAGEMENT SYSTEMS		
3.13	Explanation precautionary approach	Social Sustainability/ Code of conduct and other codes, (Summary of) Wolters Kluwer Business Principles
3.14	Externally developed voluntary charters	List trade associations/ memberships of Wolters Kluwer
3.15	Principal memberships on industry	List trade associations/ memberships of Wolters Kluwer
3.16	Policies for impacts	Not included
3.17	Managing indirect impacts	Environmental Sustainability
3.18	Decisions during the reporting period	Vision and Mission/ Reorganizing to deliver growth, Social Sustainability/Employees, Economic Sustainability/ An efficient organization
3.19	Pertaining to 3 P performance	Social Sustainability/Employees, Environmental Sustainability
3.20	Status of certification	Not Included

ECONOMICAL PERFORMANCE INDICATORS		Chapter/Section
EC 1	Net sales	Corporate Profile/The Professional's First Choice
EC 2	Geographic breakdown of markets	Economic Sustainability
EC 3	Procurement Spending	Not included
EC 4	Percentage of contracts paid in accordance with agreed terms	Not included
EC 5	Total staff costs	Social Sustainability/Employees, Annual Report, page 73
EC 6	Distribution to capital providers	Annual Report, page 55 and 87
EC 7	Change in retained earnings	Annual Report, page 55
EC 8	Taxes	Annual Report, page 75
EC 9	Subsidies received	Not included
EC 10	Funds and Foundations (contributions)	Social Sustainability/ Community involvement

ENVIRONMENTAL PERFORMANCE INDICATORS		
EN 1	Total material use other than water	Environmental Sustainability
EN 2	Use of recycled materials	Environmental Sustainability
EN 3	Direct energy use	Environmental Sustainability/Energy use
EN 4	Indirect energy use	Not included
EN 5	Total water use	Environmental Sustainability/Water
EN 6	Location and size of land owned/leased/ or managed in biodiversity rich habitats	Not applicable
EN 7	Impacts on biodiversity	Not applicable
EN 8	Greenhouse gas emissions	Environmental Sustainability
EN 9	Use and emissions of ozone-depleting substances	Not applicable
EN 10	NOx, SOx and other significant air emissions by type	Not applicable
EN 11	Waste	Not included
EN 12	Significant discharges to water by type	Not applicable
EN 13	Significant spills of chemicals, oils, and fuels in terms of total number and total volume	Not applicable
EN 14	Environmental impacts of principal products and services	Not included
EN 15	Percentage of the weight of products sold that is reclaimable	Not included
EN 16	Incidents of non-compliance	Not included
EN 19	Other indirect energy use (organization travel)	Environmental Sustainability/Business travel

SOCIAL PERFORMANCE INDICATORS: LABOR PRACTICES AND DECENT WORK		Chapter/Section
LA 1	Breakdown of workforce	Social Sustainability/Employees
LA 2	Net employment creation and average turnover	Social Sustainability/Employees
LA 3	Percentage employees by independent trade union organizations	Not included
LA 4	Labor/Management relations	Social Sustainability/Employees
LA 5	Occupational health	Social Sustainability/Employees
LA 6	Health and safety committees	Social Sustainability/Employees
LA 7	Absentee rates	Not included
LA 8	Policies or programs on HIV/AIDS	Not included
LA 9	Training per employee	Social Sustainability/Employees
LA 10	Diversity	(Summary of) Wolters Kluwer Business Principles, Social Sustainability/Employees
LA 11	Gender diversity	Social Sustainability/Employees

SOCIAL PERFORMANCE INDICATORS: HUMAN RIGHTS		
HR 1	Human Rights guidelines	Social Sustainability/Employees, (Summary of) Wolters Kluwer Business Principles
HR 2	Human Rights impacts	Not included
HR 3	Human Rights performance	Not included
HR 4	Non-discrimination	(Summary of) Wolters Kluwer Business Principles
HR 5	Freedom of association policy	Not included
HR 6	Child labor	Not included
HR 7	Forces and Compulsory labor	Not included

SOCIAL PERFORMANCE INDICATORS: SOCIETY		
SO 1	Impacts on communities	Social Sustainability/ Community Involvement
SO 2	Bribery and corruption	(Summary of) Wolters Kluwer Business Principles
SO 3	Political contributions	Not included

SOCIAL PERFORMANCE INDICATORS: PRODUCT RESPONSIBILITY		
PR 1	Policy preserving customer health and safety	Not applicable
PR 2	Product information and labeling	Not applicable
PR 3	Respect for privacy	Social Sustainability/Society

SUMMARY OF WOLTERS KLUWER BUSINESS PRINCIPLES

In achieving its goals, Wolters Kluwer is committed to using high standards of professional conduct and ethics. We are also dedicated to being a responsible partner in society.
Our company values and business principles are an important means to enable us to live up to high professional and ethical standards. For the full text, please see the Corporate Governance section of *www.wolterskluwer.com*.

1. Responsibilities in society

Wolters Kluwer is committed to its responsibilities in society. These responsibilities are related to human rights, minimizing our impact on the environment, and community-minded involvement. We conduct our business practices with fairness, honesty, integrity, and respect for differences in the wide variety of social, political, and economic environments we operate in.

2. Employees

Wolters Kluwer values its employees as a key resource. The success of Wolters Kluwer depends to a large extent on the dedication and commitment of all employees. We strive to create an innovative environment, to create equal opportunities for all, and to ensure that all employees maintain their professional competence and skills. We do all that is reasonable and practical to protect the health and safety of our employees.

3. Business integrity

We are committed to conducting our business in accordance with all applicable laws, rules, regulations, and administrative practices of the countries and communities we operate in. Our business integrity principles focus on law compliance, corruption prevention, prevention of improper influence of conduct, and free competition.

4. Internal controls and transparency

Conducting our business in a transparent and honest way is an important part of our ethical standards. All employees have to act in conformity with the applicable internal policies, procedures, and guidelines. Wolters Kluwer encourages its employees to report fraud, breach of laws, or breach of Wolters Kluwer policies. Towards this end a Whistleblower Policy has been introduced, allowing all employees to report fraud or violation of laws or internal policies without fear of retaliation.

5. Use of assets and information

Information on the Company's activities, strategies, business data, and financial results often is proprietary and confidential. Unauthorized disclosure could damage the Company or give unfair advantage to others. Wolters Kluwer employees must avoid any situation that could create a conflict, or appearance of conflict, between their private interests and the interests of Wolters Kluwer. All employees will act in compliance with the applicable conditions of the Wolters Kluwer Code of Conduct on Insider Trading, and applicable local legislation regarding insider trading.

WOLTERS KLUWER COMPANY VALUES

Values to guide our actions

Customer Focus

"Customers are at the center of everything we do"

- Provide our customers with high quality, innovative products, which improve their expertise, productivity, and education
- Listen to our customers and develop flexible and creative ways to meet their needs
- Treat our customers with professionalism, honesty, and respect

Innovation

"We create solutions that are bold and forward-looking"

- Aim for continuous improvement within our products and services
- Achieve a competitive advantage through new ideas and creative approaches
- Approach challenges with a problem-solving and optimistic attitude

Accountability

"We are fully responsible for our actions and performance"

- Strive for results with a strong sense of urgency
- Take individual responsibility for meeting customers' needs and shareholders' expectations
- Be determined to succeed

Integrity

"We are direct, honest, transparent, and fair in our business dealings"

- Communicate openly and honestly
- Respect diversity and others' ideas and points of view
- Behave in a fair and transparent manner

Value Creation

"We create value for our customers, employees, and shareholders"

- Work hard and smart
- Set high expectations for product quality and building customer relationships
- Ensure our daily actions contribute to meeting the goals of the company and of satisfying our customers

Calendar 2005

Meeting of Trust Office	February 1, 2005
2004 Full-Year Results	March 2, 2005
Publication 2004 Annual Report	March 21, 2005
Annual General Meeting of Shareholders	April 14, 2005
Ex dividend date	April 18, 2005
First-Quarter Results 2005	May 11, 2005
Half-Year Results 2005	August 3, 2005
Extraordinary Meeting of Shareholders	August 15, 2005
Publication 2004 Sustainability Entrepreneurship Report	Summer, 2005
Frankfurt Book Fair	October 19-23, 2005
Third-Quarter Results 2005	November 9, 2005
London Information Online	November 29-December 1, 2005

For a full overview of Wolters Kluwer's calendar, please visit *www.wolterskluwer.com.*

Information on the Sustainable Entrepreneurship Report

This Sustainable Entrepreneurship Report is available in print in Dutch and English; the English version is also available at *www.wolterskluwer.com* and on CD-ROM.

Creation, DTP, prepress: NEROC'VGM, Amsterdam. Printed by Boom Planeta Graphics, Haarlem

CONSULTANCY
Triple Value Strategy Consulting, The Hague

PAPER
This Sustainable Entrepreneurship Report is printed on Oulu multicoated paper (bleached without any use of chlorine and fully recyclable), produced by Stora Enso according to EMAS 1999 and ISO 14001

PHOTOGRAPHY
Taco Anema

Contact information

Wolters Kluwer nv
Apollolaan 153
P.O. Box 75248
NL 1070 AE Amsterdam
The Netherlands
T +31 20 6070 400
F +31 20 6070 490
info@wolterskluwer.com
www.wolterskluwer.com

Trade Registry No. 33.202.517
(Amsterdam Chamber of Commerce)

Human Resources
T +31 20 6070 441
F +31 20 6070 491
hr@wolterskluwer.com

Corporate Communications
T +31 20 6070 459
F +31 20 6070 490
info@wolterskluwer.com

Investor Relations
T +31 20 6070 407
F +31 20 6070 499
ir@wolterskluwer.com